UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

Commission File Number: 001-35289

Burcon NutraScience Corporation
(Translation of registrant’s name into English)

1946 West Broadway
Vancouver, British Columbia, Canada V6J 1Z2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[   ] Form 20-F [ X ]  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

________

SUBMITTED HEREWITH

Exhibit:

99.1	Notice of Annual Meeting And Record Date Dated June 28, 2013
99.2	Notice of Annual Meeting of Shareholders Dated July 25, 2013
99.3	Notice re Annual Meeting of Shareholders (Notice-And-Access) Dated July 25, 2013
99.4	Management Proxy Circular of The Registrant Dated July 25, 2013
99.5	Form of Proxy
99.6	Voting Instruction Form
99.7	Return Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Burcon NutraScience Corporation

(Registrant)

Date: July 25, 2013	By:	/s/ Dorothy K.T. Law

	Name:	Dorothy K.T. Law
	Title:	Senior Vice-President, Legal and
Corporate Secretary